UNITEDSTATI
SECURITIESANDEXCHANG
Washington, D.C.

09056085

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Securities Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6465 N. Quail Hollow Road, Ste. 400
(No. and Street)

Memphis, (City) TN (State) 38120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Watkins Uiberall, PLLC
(Name – *if individual, state last, first, middle name*)

1661 Aaron Brenner Drive, Ste. 300 (Address) Memphis, (City) TN (State) 38120 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle Trammell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Securities Group, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michelle Trammell
Signature

President
Title

Mildred Newman Jones
Notary Public Ex. 9-26-2012

MILDRED NEWMAN JONES STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE SECURITIES GROUP, LLC

FINANCIAL STATEMENTS

December 31, 2008

TABLE OF CONTENTS

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

1661 Aaron Brenner Drive • Suite 300
Memphis, Tennessee 38120
901.761.2720 • Fax: 901.683.1120

499 Gloster Creek Village • Suite F-9
Tupelo, Mississippi 38801
662.269.4014 • Fax: 662.269.4016

www.wucpas.com

INDEPENDENT AUDITOR'S REPORT

To the Members
The Securities Group, LLC
Memphis, Tennessee

We have audited the accompanying statement of financial condition of The Securities Group, LLC as of December 31, 2008 and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Securities Group, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Watkins Uiberall, PLLC

Memphis, Tennessee
February 25, 2009

THE SECURITIES GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

Assets

Current Assets		
Cash and cash equivalents	$	192,998
Accounts receivable		3,233
Prepaid expenses		30,092
Total current assets		226,323
Property and Equipment		
Office equipment		30,649
Automobiles		69,060
Less accumulated depreciation		(46,308)
Total property and equipment		53,401
Total assets	$	279,724

Liabilities and Members' Equity

Current Liabilities		
Accounts payable	$	4,938
Accrued interest		64
Note payable - current portion		5,900
Due to related party		11,245
Total current liabilities		22,147
Long-Term Liabilities		
Note payable - less current portion		6,377
Members' equity		251,200
Total liabilities and members' equity	$	279,724

The accompanying notes are an integral part of these financial statements.

THE SECURITIES GROUP, LLC

STATEMENTS OF INCOME AND CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2008

Revenue	
Commissions	$ 809,400
Interest income	2,757
Total revenue	812,157
Expenses	
Commissions	183,300
Guaranteed payments to members	276,450
Depreciation	15,488
Dues and subscriptions	579
Taxes and licenses	23,335
Bad debt	23,591
Postage	7,803
Computer and networking	13,857
Advertising, marketing, and printing	8,938
Interest	2,517
Legal and professional	41,051
Administrative fees	134,805
Rent	6,000
Retirement contributions	38,212
Seminars and training	1,245
Telephone	6,613
Travel	11,641
Automobile	3,911
Miscellaneous	9,591
Total expenses	808,927
Net income	3,230
Members' equity, beginning of year	266,124
Capital withdrawals	(18,154)
Members' equity, end of year	$ 251,200

The accompanying notes are an integral part of these financial statements.

THE SECURITIES GROUP, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

Cash Flows Provided By (Used For) Operating Activities:	
Net income	$ 3,230
Adjustments to Reconcile Net Loss to Net Cash Provided By (Used For) Operating Activities:	
Depreciation	15,488
Change in Operating Assets and Liabilities:	
Increase (Decrease) in Cash and Cash Equivalents:	
Accounts receivable	11,209
Prepaid expenses	(19,198)
Accounts payable	(3,576)
Commissions payable	(9,700)
Accrued interest	64
Due to related party	(6,502)
Total adjustments	(12,215)
Net cash used for operating activities	(8,985)
Cash Flows Used For Investing Activities:	
Purchase of property and equipment	(9,798)
Cash Flows Used For Financing Activities:	
Principal payments on note payable	(11,223)
Member withdrawals	(18,154)
Net cash used for financing activities	(29,377)
Net decrease in cash and cash equivalents	(48,160)
Cash and cash equivalents at beginning of the year	241,158
Cash and cash equivalents at end of year	$ 192,998
Supplemental Disclosure of Cash Flow Information:	
Cash paid for interest	$ 677
Noncash Investing and Financing Activities:	
Issuance of note payable for purchase of automobile	$ 23,500

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Securities Group, LLC (a Florida limited liability company, the "Company") began operations on August 1, 2001, and is a registered securities broker and dealer operating in the United States of America. The Company was organized to sell healthcare securities and shall have a perpetual existence, unless terminated as provided in the *Operating Agreement*. The Company has a single class of members. Except as expressly provided in the *Operating Agreement*, no member shall be required under any circumstances to contribute or lend any money or property to the Company beyond their initial capital contribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues are recorded when earned, which varies according to the terms of each placement offering contract.

Concentrations and Credit Risks

The Company's credit risks primarily relate to cash and cash equivalents and accounts receivable. The Company maintains cash balances at a bank. Those accounts are insured by the Federal Deposit Insurance Corporation up to an aggregate of $250,000. Accounts receivable consists of amounts due from clients throughout the United States. The Company's management evaluates the collectability of receivables and does not consider a reserve to be necessary.

Four customers accounted for 70% of the Company's commission revenues for the year ended December 31, 2008.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with initial maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided according to the straight-line method over the estimated useful lives of 3 to 5 years.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense totaled $8,938 for the year ended December 31, 2008.

Income Taxes

No provision has been made for income taxes, as the results of operations are includible in the tax returns of the members.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company rents office space, furniture and equipment for $500 per month on a month-to-month basis from a company in which a member has an ownership interest. Total related party rent expense for the year ended December 31, 2008 was $6,000. The Company also makes monthly payments to this related company for accounting and administrative services and management fees which totaled $134,805 for the year. The Company had a related party payable for these services of $11,245 at year end.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3–1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $164,474, which was $159,474 in excess of its required net capital of $5,000.

NOTE 4 - RETIREMENT PLAN

The Company sponsors a Simplified Employee Pension Plan ("SEP") under the provisions of section 408(k) of the Internal Revenue Code. The plan covers all employees who are at least 21 years of age and have performed at least three years of service. The Company's contributions to the plan are voluntary and totaled $38,212 for the year ended December 31, 2008.

NOTE 5 - NOTE PAYABLE

In June 2008, the Company entered into a note payable agreement with a bank at an interest rate of 6.99% per annum with the note maturing on June 5, 2012. Interest payments are due quarterly, beginning September 5, 2008. The outstanding principal balance at December 31, 2008 was $12,277. Interest expense related to the note was $677 for the year ended December 31, 2008. The note is secured by a vehicle.

A schedule of maturities for the years ending December 31 is as follows:

2009	$ 5,900
2010	4,425
2011	1,952
	$ 12,277

SUPPLEMENTAL INFORMATION

THE SECURITIES GROUP, LLC

SCHEDULE I – COMPUTATIONS OF NET CAPITAL UNDER RULES 15c3-1

December 31, 2008

Total Members' Equity	$ 251,200
Deductions	
Non–allowable assets (Exhibit 1)	(86,726)
Net capital	164,474
Less: minimum dollars net capital requirement	(5,000)
Excess Net Capital	$ 159,474
Total Aggregate Indebtedness	$ 28,524
Percentage of Aggregate Indebtedness to Net Capital	17%
Percentage of debt to debt–equity total computed in accordance with Rule 15c3–1(d)	5%
Reconciliation with Company's computation (included in Part II of Form X–17A–5 as of December 31, 2008)	
Excess net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 159,474
Net audit adjustments	-
Net capital per above	$ 159,474

See independent auditor's report.

THE SECURITIES GROUP, LLC

SCHEDULE I – EXHIBIT I – SCHEDULE OF NON-ALLOWABLE ASSETS

December 31, 2008

Accounts receivable	$ 3,233
Prepaid expenses	30,092
Property and equipment, net	53,401
	$ 86,726

See independent auditor's report.

WATKINS UIBERALL
Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

1661 Aaron Brenner Drive • Suite 300
Memphis, Tennessee 38120
901.761.2720 • Fax: 901.683.1120

499 Gloster Creek Village • Suite F-9
Tupelo, Mississippi 38801
662.269.4014 • Fax: 662.269.4016

www.wucpas.com

INDEPENDENT ACCOUNTANT'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a–5

To the Members of
The Securities Group, LLC
Memphis, Tennessee

In planning and performing our audit of the financial statements of The Securities Group, LLC as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a–5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we have considered relevant to the objectives stated in Rule 17a–5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of The Securities Group, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a–5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be a material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies that rely on Rule 17a–5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Watkins Uiberall, PLLC

Memphis, Tennessee
February 25, 2009